EXHIBIT 11<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

(a)     Computation of the weighted average number of shares of common stock outstanding for the fiscal years ended the years ended December 31, 2006, 2007 and 2008.

	Shares of Common Stock	Weighted Shares Outstanding
January 1, 2006 to December 31, 2006	11,643	11,643
Shares issued on exercise of stock options	75	56
Shares issued under Directors Stock Plan	9	5
Shares issued in connection with purchase of Airdesk, Inc.	648	641
Shares held in escrow in connection with purchase of Airdesk, Inc.	(300)	(297)
Shares issued to Laurus Master Fund, Inc.	885	454
Total	12,960	12,502
January 1, 2007 to December 31, 2007	12,960	12,960
Shares issued on exercise of stock options	134	100
Shares issued under Directors Stock Plan	6	1
Shares issued in connection with purchase of Airdesk, Inc.	100	75
Shares issued in connection with purchase of Orbit One, Inc.	320	1
Total	13,520	13,137
January 1, 2008 to December 31, 2008	13,520	13,520
Shares issued on exercise of stock options	27	13
Shares issued under Directors Stock Plan	12	6
Shares issued in connection with purchase of assets of Airdesk, Inc.	200	200
Shares issued in connection with purchase of Ublip, Inc.	405	405
Total	14,164	14,144

(b) Computation of Earnings per Share

Computation of earnings per share is net earnings (loss) divided by the weighted average number of shares of common stock outstanding for the years ended December 31, 2006, 2007 and 2008.

	2006	2007	2008
Net earnings (loss)	$4,103	$440	$(10,975)
Weighted average number of shares of common stock outstanding	12,502	13,137	14,144
Basic earnings (loss) per share	$0.33	$0.03	$(0.78)
Diluted earnings (loss) per share	$0.32	$0.03	$(0.78)